UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

October 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: October 19, 2005

By:____"Sandra J. Hall"____ ______

Sandra J. Hall,

President, Secretary & Director

Lisa Clarkin

Officer, Client Services

Telephone: 416.361.0930 ext. 236

Email:  lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

October 18, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Dear Sir or Madam:

RE:      ENERNORTH INDUSTRIES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on October 17, 2005.

1.

Proxy

2.

Notice of Annual and Special Meeting of Shareholders, and Management Information Circular.

3.

Annual Report, including the Message to Shareholders, the Management's Discussion and Analysis and the Audited Financial Statements for the year ended June 30, 2005.

4.

Supplemental Mailing List Request Form

5.

Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.